Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 6, 2014

Relating to Preliminary Prospectus dated January 21, 2014

Registration No. 333-193137

5,625,000 Shares

Common Stock

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated January 21, 2014 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-193137) (the “Registration Statement”) relating to these shares. The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered	5,625,000 shares

Common stock to be outstanding after this offering	19,048,958 shares (19,892,708 shares in the event the underwriters elect to exercise their over-allotment option to purchase additional shares from us in full)

Initial public offering price	$8.00 per share

Net proceeds

Approximately $39.3 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $45.5 million.

Pro forma as adjusted financial data	Giving effect to this offering, our pro forma as adjusted balance sheet data as of September 30, 2013 would have been:

Cash and cash equivalents	$93,555,559
Working capital	93,341,053
Total assets	96,261,013
Redeemable convertible preferred stock	—
Total stockholders’ equity	$84,798,805

Giving effect to this offering, as of September 30, 2013, our pro forma as adjusted additional paid in capital would have been approximately $227.7 million and our pro forma as adjusted total capitalization would have been approximately $93.8 million.

Giving effect to this offering, our pro forma net tangible book value as of September 30, 2013 would have been $84.8 million, or $4.45 per share. This represents an immediate increase in pro forma net tangible book value per share of $1.06 to existing investors and immediate dilution of $3.55 in pro forma net tangible book value per share to new investors purchasing common stock in this offering.

Use of proceeds

We currently estimate that we will use the net proceeds from this offering, together with our cash, cash equivalents and short-term investments, as follows:

•    approximately $37.0 million to fund the direct costs of our pivotal phase 3 clinical trial of AGS-003 for the treatment of metastatic renal cell carcinoma, or mRCC;

•    approximately $2.0 million to fund the direct costs of the planned phase 2 clinical trials of AGS-003 in non-clear cell mRCC, early stage RCC prior to and following nephrectomy and other solid tumors;

•    approximately $1.6 million to fund the manufacturing costs of the planned phase 2 clinical trial of AGS-004 for HIV eradication and the direct costs of our planned phase 2 clinical trial of AGS-004 for long-term viral control in pediatric patients, assuming we do not obtain NIH funding for the phase 2 clinical trial in pediatric patients;

•    approximately $1.0 million to initiate the planned leasing, build-out and equipping of a new commercial manufacturing facility;

•    $200,000 to pay a success fee to a former lender under a loan agreement that we have previously repaid in full; and

•    the remainder for working capital and other general corporate purposes.

This expected use of the net proceeds from this offering and our existing cash, cash equivalents and short-term investments represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We have no current agreements, commitments or understandings for any material acquisitions or licenses of any products, businesses or technologies.

We expect that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments and anticipated funding under our NIH contract, will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2016, including funding our ongoing pivotal phase 3 clinical trial of AGS-003, our planned phase 2 clinical trials of AGS-003 and AGS-004 and approximately $1.0 million for the initiation of the planned leasing, build-out and equipping of a new commercial manufacturing facility. However, it is possible that we will not achieve the progress that we expect in our ongoing phase 3 clinical trial of AGS-003 or our planned additional clinical trials of AGS-003 and AGS-004 because the actual costs and timing of development, particularly clinical trials, are difficult to predict and subject to substantial risks and delays including slower than anticipated patient enrollment.

Potential purchases by existing principal stockholders or their affiliates	Caisse de dépôt et de placement du Québec, Coöperatieve AAC LS U.A. (Forbion), entities affiliated with Intersouth Partners, entities affiliated with Lumira Capital, Pharmstandard International S.A. and TVM V Life Science Ventures GmbH & Co. KG, which are existing principal stockholders of ours or their affiliates, have indicated an interest in purchasing an aggregate of $ $11,513,160 of shares of our common stock in this offering at the initial public offering price. At the initial public offering price of $8.00 per share, these stockholders would purchase approximately 1,439,145 of the 5,625,000 shares in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, by telephone: (800) 747-3924 or by email: prospectuspjc.com; Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104 or by telephone: (415) 364-2720; or JMP Securities LLC, Attn: Prospectus Department, 600 Montgomery Street, 10th Floor, San Francisco, CA 94111, by telephone: (415) 835-8985.

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